Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings from August 19, 2019 to August 23, 2019

August 14, 2019, Mumbai Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor from August 19, 2019 to August 23, 2019.

Date	Meeting Scheduled	Type
August 19, 2019	Axis MF	Meeting
August 19, 2019	HDFC Asset Management Company	Meeting
August 19, 2019	Helios Capital	Meeting
August 19, 2019	Kedaara Capital	Meeting
August 19, 2019	Pinpoint Capital	Meeting
August 19, 2019	Tata AIA Life Insurance	Meeting
August 19, 2019	Temasek Holdings	Meeting
August 19, 2019	Aditya Birla Mutual Fund	Meeting
August 19, 2019	Aditya Birla Sun Life Insurance	Meeting
August 19, 2019	Brookfield Asset Management	Meeting
August 19, 2019	ICICI Prudential Life Insurance	Meeting
August 19, 2019	Lucky Investment Managers	Meeting
August 19, 2019	Max Life Insurance	Meeting
August 19, 2019	Broadpeak	Meeting
August 19, 2019	Canara Robeco	Meeting
August 19, 2019	Premji Investments	Meeting
August 19, 2019	Baring Private Equity Partners India	Meeting
August 19, 2019	HDFC Life Insurance	Meeting
August 19, 2019	Mirae Asset Management India	Meeting
August 19, 2019	MOSL AMC	Meeting
August 19, 2019	White Oak Capital	Meeting
August 19, 2019	Fidelity International	Meeting
August 19, 2019	Doric Capital	Meeting
August 19, 2019	East Bridge Capital	Meeting
August 19, 2019	India Avenue Investment	Meeting
August 19, 2019	Truston Asset Management	Meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.